Acquisition of Oppenheimer LifeSpan Income Fund by Oppenheimer Bond
Fund

On June 12, 1998, the Fund acquired all the net assets of Oppenheimer LifeSpan Income Fund, pursuant to an agreement and plan of reorganization approved by the Oppenheimer LifeSpan Income Fund shareholders on June 9, 1998. The Fund issued (at an exchange ratio of 0.936419 for Class A, 0.940145 for Class B, and 0.939042 for Class C of the Fund to one share of Oppenheimer LifeSpan Income
Fund) 2,792,886, 85,738 and 8,740 shares of capital stock for Class A, Class B and Class C, respectively, valued at $30,889,321, $947,405 and $96,665, in exchange for the net assets, resulting in combined Class A net assets of $230,808,283, Class B net assets of $59,193,669 and Class C net assets of $13,957,428 on June 12, 1998. The net assets acquired included net unrealized depreciation of $514,326. The exchange qualified as a tax-free reorganization for federal income tax purposes.